UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

Under the Securities Exchange Act of 1934

Forward Air Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

49853101

(CUSIP Number)

Ridgemont Equity Management III, LLC

101 S Tryon St Ste 3400,

Charlotte, NC 28280

(704) 944-0914

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 2, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 49853101	SCHEDULE 13D

1	NAME OF REPORTING PERSONS REP Omni Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,146,469
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,146,469

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,146,469
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.2% (1)
14	TYPE OF REPORTING PERSON (see instructions) PN

(1)

Percentage based upon (i) 27,699,916 shares of the Issuer’s Common Stock outstanding as of August 2, 2024 as reported by the Issuer on its quarterly report on Form 10-Q filed on August 9, 2024, plus (ii) 3,185,799 shares of Common Stock issuable upon the conversion of Opco Class B Units and Series B Preferred Units.

CUSIP No. 49853101	SCHEDULE 13D

1	NAME OF REPORTING PERSONS REP Coinvest III-A Omni, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 968,786
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 968,786

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 968,786
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1% (1)
14	TYPE OF REPORTING PERSON (see instructions) PN

(1)

Percentage based upon (i) 27,699,916 shares of the Issuer’s Common Stock outstanding as of August 2, 2024 as reported by the Issuer on its quarterly report on Form 10-Q filed on August 9, 2024, plus (ii) 3,185,799 shares of Common Stock issuable upon the conversion of Opco Class B Units and Series B Preferred Units.

CUSIP No. 49853101	SCHEDULE 13D

1	NAME OF REPORTING PERSONS REP Coinvest III-B Omni, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 277,693
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 277,693

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 277,693
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9% (1)
14	TYPE OF REPORTING PERSON (see instructions) PN

(1)

Percentage based upon (i) 27,699,916 shares of the Issuer’s Common Stock outstanding as of August 2, 2024 as reported by the Issuer on its quarterly report on Form 10-Q filed on August 9, 2024, plus (ii) 3,185,799 shares of Common Stock issuable upon the conversion of Opco Class B Units and Series B Preferred Units.

CUSIP No. 49853101	SCHEDULE 13D

1	NAME OF REPORTING PERSONS REP FAOM III-S, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 663,234
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 663,234

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 663,234
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1% (1)
14	TYPE OF REPORTING PERSON (see instructions) PN

(1)

Percentage based upon (i) 27,699,916 shares of the Issuer’s Common Stock outstanding as of August 2, 2024 as reported by the Issuer on its quarterly report on Form 10-Q filed on August 9, 2024, plus (ii) 3,185,799 shares of Common Stock issuable upon the conversion of Opco Class B Units and Series B Preferred Units.

CUSIP No. 49853101	SCHEDULE 13D

1	NAME OF REPORTING PERSONS Ridgemont Equity Partners Affiliates III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 39,330
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 39,330

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,330
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% (1)
14	TYPE OF REPORTING PERSON (see instructions) PN

(1)

Percentage based upon (i) 27,699,916 shares of the Issuer’s Common Stock outstanding as of August 2, 2024 as reported by the Issuer on its quarterly report on Form 10-Q filed on August 9, 2024, plus (ii) 3,185,799 shares of Common Stock issuable upon the conversion of Opco Class B Units and Series B Preferred Units.

CUSIP No. 49853101	SCHEDULE 13D

1	NAME OF REPORTING PERSONS REP Omni Holdings GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,146,469
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,146,469

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,146,469
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.2% (1)
14	TYPE OF REPORTING PERSON (see instructions) OO

(1)

Percentage based upon (i) 27,699,916 shares of the Issuer’s Common Stock outstanding as of August 2, 2024 as reported by the Issuer on its quarterly report on Form 10-Q filed on August 9, 2024, plus (ii) 3,185,799 shares of Common Stock issuable upon the conversion of Opco Class B Units and Series B Preferred Units.

CUSIP No. 49853101	SCHEDULE 13D

1	NAME OF REPORTING PERSONS REP Coinvest III Omni GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,246,479
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,246,479

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,246,479
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0% (1)
14	TYPE OF REPORTING PERSON (see instructions) PN

(1)

Percentage based upon (i) 27,699,916 shares of the Issuer’s Common Stock outstanding as of August 2, 2024 as reported by the Issuer on its quarterly report on Form 10-Q filed on August 9, 2024, plus (ii) 3,185,799 shares of Common Stock issuable upon the conversion of Opco Class B Units and Series B Preferred Units.

CUSIP No. 49853101	SCHEDULE 13D

1	NAME OF REPORTING PERSONS Ridgemont Equity Management III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 703,466
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 703,466

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 703,466
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3% (1)
14	TYPE OF REPORTING PERSON (see instructions) PN

(1)

Percentage based upon (i) 27,699,916 shares of the Issuer’s Common Stock outstanding as of August 2, 2024 as reported by the Issuer on its quarterly report on Form 10-Q filed on August 9, 2024, plus (ii) 3,185,799 shares of Common Stock issuable upon the conversion of Opco Class B Units and Series B Preferred Units.

CUSIP No. 49853101	SCHEDULE 13D

1	NAME OF REPORTING PERSONS Ridgemont Equity Management III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,096,414
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,096,414

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,096,414
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.5% (1)
14	TYPE OF REPORTING PERSON (see instructions) OO

(1)

Percentage based upon (i) 27,699,916 shares of the Issuer’s Common Stock outstanding as of August 2, 2024 as reported by the Issuer on its quarterly report on Form 10-Q filed on August 9, 2024, plus (ii) 3,185,799 shares of Common Stock issuable upon the conversion of Opco Class B Units and Series B Preferred Units.

CUSIP No. 49853101	SCHEDULE 13D

1	NAME OF REPORTING PERSONS Charles Leonard Anderson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 451
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 451

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 451
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (2)
14	TYPE OF REPORTING PERSON (see instructions) HC, IN

(1)

Percentage based upon (i) 27,699,916 shares of the Issuer’s Common Stock outstanding as of August 2, 2024 as reported by the Issuer on its quarterly report on Form 10-Q filed on August 9, 2024, plus (ii) 3,185,799 shares of Common Stock issuable upon the conversion of Opco Class B Units and Series B Preferred Units.

CUSIP No. 49853101	SCHEDULE 13D

1	NAME OF REPORTING PERSONS Robert Leon Edwards, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 451
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 451

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 451
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (1)
14	TYPE OF REPORTING PERSON (see instructions) HC, IN

(1)

Percentage based upon (i) 27,699,916 shares of the Issuer’s Common Stock outstanding as of August 2, 2024 as reported by the Issuer on its quarterly report on Form 10-Q filed on August 9, 2024, plus (ii) 3,185,799 shares of Common Stock issuable upon the conversion of Opco Class B Units and Series B Preferred Units.

This Amendment No. 1 (this “Amendment”) amends the statement on Schedule 13D filed with the U.S. Securities and Exchange Commission on February 5, 2024 (the “Schedule 13D”) by REP Omni Holdings L.P. (“REP Omni LP”), REP Omni Holdings GP, LLC (“REP Omni GP”), Ridgemont Equity Management III, LLC (“Ridgemont III”), REP FAOM III-S, LP (“REP FAOM”), Ridgemont Equity Management III, L.P., (“Ridgemont III GP”), Ridgemont Equity Partners Affiliates III, L.P. (“REP Affiliates”), REP Coinvest III-A Omni, L.P. (“REP Coinvest III-A”), REP Coinvest III Omni GP, LLC (“REP Coinvest III GP”), REP Coinvest III-B Omni, L.P. (“REP Coinvest III-B”), Robert Leon Edwards, Jr.. and Charles Leonard Anderson (collectively, the “Reporting Persons”). Capitalized terms used but not defined in this Amendment No.1 have the meanings set forth in the Schedule 13D. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

On June 2, 2024, the Issuer obtained the Conversion Approval from its stockholders at the Issuer’s annual meeting, which resulted in (i) the automatic conversion of each outstanding Series C Preferred Unit into one share of Common Stock and (ii) the automatic conversion of each outstanding Opco Series C-2 Preferred Unit into one Opco Class B Unit and one corresponding Series B Preferred Unit, in each case on a one-for-one basis. Therefore, the 613,829 Series C Preferred Units owned by REP Coinvest III-A, the 175,948 Series C Preferred Units owned by REP Coinvest III-B and the 420,229 Series C Preferred Units owned by REP FAOM converted into shares of Common Stock on a one-for-one basis, and the 1,993,623 Opco Series C-2 Preferred Units owned by REP Omni LP and 24,920 Series C-2 Preferred Units owned by REP Affiliates converted into Opco Class B Units and corresponding Series B Preferred Units, on a one-for-one basis. There was no conversion price for the conversion of the Series C Preferred Units or the conversion of the Opco Series C-2 Preferred Units. The conversions were completed on August 2, 2024.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 3 as supplemented is hereby incorporated by reference into this item.

Item 5.	Interest in Securities of the Issuer.

(a)

The calculations in this Item are based upon (i) 27,699,916 shares of the Issuer’s Common Stock outstanding as of August 2, 2024 as reported by the Issuer on its quarterly report on Form 10-Q filed on August 9, 2024, plus (ii) 3,185,799 shares of Common Stock issuable upon the exchange of Opco Class B Units together with the corresponding Series B Preferred Units. As of the date hereof, the Reporting Persons collectively beneficially own 5,096,414 shares of Common Stock, representing 16.5% of the outstanding Common Stock. The information in Item 4 is hereby incorporated by reference.

(b)	With respect to any rights or powers to vote, or to direct the vote of, or to dispose of, or direct the disposition of, the Common Stock owned by the Reporting Persons:

(i)	Sole power to vote or direct the vote:

No Reporting Person has the sole power to vote or to direct the vote of any of the shares of Common Stock they beneficially own.

(ii)	Shared power to vote or to direct the vote:

REP Omni L.P. has shared power to vote or to direct the vote of the 3,146,469 shares of Common Stock it beneficially owns.

REP Coinvest III-A has shared power to vote or to direct the vote of the 968,786 shares of Common Stock it beneficially owns.

REP Coinvest III-B has shared power to vote or to direct the vote of the 277,693 shares of Common Stock it beneficially owns.

REP FAOM has shared power to vote or to direct the vote of the 663,234 shares of Common Stock it beneficially owns.

REP Affiliates has shared power to vote or to direct the vote of the 39,330 shares of Common Stock it beneficially owns.

REP Omni GP has shared power to vote or to direct the vote of the 3,146,469 shares of Common Stock it beneficially owns.

Ridgemont III GP has shared power to vote or to direct the vote of the 703,466 shares of Common Stock it beneficially owns.

REP Coinvest III GP has shared power to vote or to direct the vote of the 1,246,479 shares of Common Stock it beneficially owns.

Ridgemont III has shared power to vote or to direct the vote of the 5,096,414 shares of Common Stock it beneficially owns.

Mr. Edwards has shared power to vote or to direct the vote of the 451 shares of Common Stock he beneficially owns.

Mr. Anderson has shared power to vote or to direct the vote of the 451 shares of Common Stock he beneficially owns.

(iii)	Sole power to dispose or to direct the disposition of:

No Reporting Person has the sole power to dispose or to direct the disposition of any of the shares of Common Stock they beneficially own.

(iv)	Shared power to dispose or to direct the disposition of

REP Omni L.P. has shared power to dispose or to direct the disposition of the 1,152,846 shares of Common Stock it beneficially owns.

REP Coinvest III-A has shared power to dispose or to direct the disposition of the 968,786 shares of Common Stock it beneficially owns.

REP Coinvest III-B has shared power to dispose or to direct the disposition of the 277,693 shares of Common Stock it beneficially owns.

REP FAOM has shared power to dispose or to direct the disposition of the 663,234 shares of Common Stock it beneficially owns.

REP Affiliates has shared power to dispose or to direct the disposition of the 39,330 shares of Common Stock it beneficially owns.

REP Omni GP has shared power to dispose or to direct the disposition of the 3,146,469 shares of Common Stock it beneficially owns.

Ridgemont III GP has shared power to dispose or to direct the disposition of the 703,466 shares of Common Stock it beneficially owns.

REP Coinvest III GP has shared power to dispose or to direct the disposition of the 1,246,479 shares of Common Stock it beneficially owns.

Ridgemont III has shared power to dispose or to direct the disposition of the 5,096,414 shares of Common Stock it beneficially owns.

Mr. Edwards has shared power to dispose or to direct the disposition of the 451 shares of Common Stock he beneficially owns.

Mr. Anderson has shared power to dispose or to direct the disposition of the 451 shares of Common Stock he beneficially owns.

(c)	Except as described in Item 3 of this Schedule 13D, no persons identified in Item 2 of this Schedule 13D have effected any transaction in shares of Common Stock during the preceding 60 days.

(d)	Except as described in this Schedule 13D, no person has the power to direct the receipt of dividends on, or the proceeds of sales of, the shares of Common Stock owned by the Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 3 as supplemented is hereby incorporated by reference into this item.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 12, 2024

REP Omni Holdings, L.P.

By:	REP Omni Holdings GP, LLC, its general partner

By:	/s/ Edward Balogh
Name:	Edward Balogh
Title:	Authorized Signatory

REP Coinvest III-A Omni, L.P.

By:	REP Coinvest III Omni GP, LLC, its general partner

By:	/s/ Edward Balogh
Name:	Edward Balogh
Title:	Authorized Signatory

REP Coinvest III-B Omni, L.P.

By:	REP Coinvest III Omni GP, LLC, its general partner

By:	/s/ Edward Balogh
Name:	Edward Balogh
Title:	Authorized Signatory

REP FAOM III-S, LP

By:	Ridgemont Equity Management III, L.P., its general partner

By:	/s/ Edward Balogh
Name:	Edward Balogh
Title:	Authorized Signatory

Ridgemont Equity Partners Affiliates III, L.P.

By:	Ridgemont Equity Management III, L.P., its general partner

By:	/s/ Edward Balogh
Name:	Edward Balogh
Title:	Authorized Signatory

Robert Leon Edwards, Jr.

/s/ Robert Leon Edwards, Jr.
Name:	Robert Leon Edwards, Jr.
Title:	Director

Charles Leonard Anderson

/s/ Charles Leonard Anderson
Name: Charles Leonard Anderson
Title: Director